Exhibit 99.1

NYSE American: GPL | TSX: GPR

NEWS RELEASE

April 24, 2020 – For Immediate Release

Great Panther Provides Update on Mexican Operations

GREAT PANTHER MINING LIMITED (NYSE American: GPL; TSX: GPR) (“Great Panther”, the “Company”) announces that the Mexican federal government has ordered an extension of the suspension of non-essential activities in Mexico until May 30, 2020 in response to COVID-19. On April 2, 2020, the Company announced a temporary suspension of production activities at its Mexican operations through April 30, 2020 in response to a first order by the Mexican government to suspend such activities.

The directive provides for a potential re-start of operations following May 18, 2020 for operations located in municipalities exhibiting low, or no, cases of COVID-19. The Company will continue to comply with the directive and will evaluate and seek the opportunity to qualify for the noted exemption.

As previously noted, monthly production from Great Panther's Mexican operations accounts for approximately 2% of annual consolidated production on a gold equivalent ounce basis.

ABOUT GREAT PANTHER

Great Panther Mining Limited is an intermediate gold and silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther owns an operating gold mine in Brazil and two operating primary silver mines in Mexico. It also owns two mines on care and maintenance, one in Mexico and one in Peru.

For more information, please contact:

Meghan Brown

Vice President, Investor Relations

tel: + 236 558 4485

email mbrown@greatpanther.com

www.greatpanther.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding developments related to COVID-19, the impact to the Company’s operating mines in Mexico and Brazil, potential cases of COVID-19 at the Company’s corporate offices and mining operations, and the duration of government mandated restrictions in Peru.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political and social risks involving Great Panther’s operations in a foreign jurisdiction, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, the continuation or the cessation of the directive suspending non-essential activities in Mexico, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2018 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2